Exhibit 99.3

INLIF LIMITED Reports First Half of Fiscal Year 2026 Financial Results

Quanzhou, China, September 24, 2026 /PRNewswire/ -- INLIF LIMITED (Nasdaq: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced its unaudited financial results for the first half of fiscal year 2026 ended June 30, 2026.

Mr. Rongjun Xu, Chief Executive Officer of INLIF, remarked, “We are pleased to present our financial results for the first half of fiscal year 2026, which reflect continued growth in both revenue and gross profit compared with the same period in fiscal year 2025. We have also reported net income of approximately $1.01 million in the current period, compared with a net loss of approximately $1.98 million in the same prior period in 2025, an improvement of approximately $3.0 million.

This growth was driven by the expansion of our customer base, rising demand for manipulator arms, and, in particular, sales from our newly launched intelligent equipment business, which generated $3.36 million in revenue and accounted for 25.97% of total revenue during the period, compared with no revenue contribution in the same period last year.

With net revenue increasing by 26.01%, our gross profit grew by 158.77%, while gross profit margin increased from 17.50% to 35.95%. These results reflect the progress of our strategy to expand into the new energy and intelligent equipment sectors and further diversify our business.

To sustain this growth momentum and expand our long-term growth potential, we continued to increase our investments in sales and research and development (‘R&D’), with related expenses increasing by 50.21% and 49.18% year over year, respectively. To support sales growth, we increased performance-based compensation incentives for our sales personnel and expanded spending on sales activities. At the same time, our R&D team more than doubled in size, from 31 to 72 employees, and we continued to invest in the development of industrial robots. While the industrial robots remain in the R&D and product validation stages, we believe they represent an important area of future development for the Company.

Alongside increased investments in sales, technology, and new product development, we maintained disciplined cost management across the organization. As a result, general and administrative expenses decreased by 34.42%, primarily reflecting the absence of one-time share-based compensation granted to three key administrative employees in the prior-year period. This reduction underscores our continued focus on maintaining operating efficiency while selectively investing in areas that support long-term growth.

During the period, we also completed a PIPE offering and established an At-the-Market program to help support our operational and expansion needs. We believe these additional capital resources provide a solid foundation to support our business development for the foreseeable future. Moving forward, we will focus on strengthening our technological innovation and organic growth capabilities in an efficient and disciplined manner, while continuing to expand and consolidate our new business initiatives.”

First Half of Fiscal Year 2026 Financial Highlights

●	Net revenue was $12.94 million for the first half of fiscal year 2026, representing an increase of 26.01% from $10.27 million for the same period of last year.

●	Gross profit was $4.65 million for the first half of fiscal year 2026, representing an increase of 158.77% from $1.80 million for the same period of last year.

●	Gross profit margin increased to 35.95% for the first half of fiscal year 2026, from 17.50% for the same period of last year.

●	Net income was $1.01 million for the first half of fiscal year 2026, compared to a net loss of $1.98 million for the same period of last year.

●	Basic and diluted earnings per share were $10.01 for the first half of fiscal year 2026, compared to basic and diluted loss per share of $427.48 for the same period of last year.

First Half of Fiscal Year 2026 Financial Results

Net Revenue

Net revenue was $12.94 million for the first half of fiscal year 2026, representing an increase of 26.01% from $10.27 million for the same period of last year. The increase was primarily attributable to (i) an increase in sales of manipulator arms, including installation and warranty services, by approximately $0.60 million, mainly due to higher purchase volumes from certain existing customers and contributions from newly acquired customers; (ii) an increase in sales of accessories by approximately $0.01 million, which remained relatively stable compared with the prior-year period; and (iii) sales of intelligent equipment of approximately $3.36 million, primarily used in the new energy sector, driven by customers’ needs for new production lines, capacity expansion and automation upgrades. These increases were partially offset by (iv) a decrease in sales of raw materials and scraps of approximately $1.27 million, primarily due to the Company’s adoption of a more demand-driven procurement approach, lower customer demand for certain raw materials, and enhanced production and inventory controls that reduced the volume of scraps generated; and (v) a decrease in installation service revenue of approximately $0.03 million, primarily due to lower installation volumes, shorter installation time for certain products, and an increasing number of customers performing installation using their own personnel or requiring only limited technical assistance from the Company.

●	Sales of manipulator arms and installation and warranty services were $4.97 million for the first half of fiscal year 2026, representing an increase of 13.74% from $4.37 million for the same period of last year.

●	Sales of accessories were $0.40 million for the first half of fiscal year 2026, representing an increase of 3.04% from $0.39 million for the same period of last year.

●	Sales of raw materials and scraps were $4.20 million for the first half of fiscal year 2026, compared to $5.47 million for the same period of last year.

●	Sales of installation services were $6,528 for the first half of fiscal year 2026, compared to $41,523 for the same period of last year.

●	Sales of intelligent equipment were $3.36 million for the first half of fiscal year 2026, compared to nil for the same period of last year.

Cost of Revenue

Cost of revenue was $8.29 million for the first half of fiscal year 2026, representing a decrease of 2.16% from $8.47 million for the same period of last year. The decrease was primarily attributable to a significant reduction in the cost of raw materials sold, partially offset by costs associated with the Company’s newly developed intelligent equipment business and higher costs of accessories.

Gross Profit and Gross Profit Margin

Gross profit was $4.65 million for the first half of fiscal year 2026, representing an increase of 158.77% from $1.80 million for the same period of last year. The increase was mainly due to (i) an increase in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $0.46 million; (ii) an increase in gross profit from sales of raw materials and scraps by approximately $1.99 million; (iii) an increase in gross profit from sales of intelligent equipment by approximately $0.64 million; and (iv) offset by a decrease in gross profit from sales of accessories and installation services by approximately $0.21 million and $0.03 million, respectively.

Gross profit margin increased to 35.95% for the first half of fiscal year 2026, from 17.50% for the same period of last year.

Operating Expenses

Operating expenses were $3.53 million for the first half of fiscal year 2026, representing a decrease of 8.73% from $3.87 million for the same period of last year.

●	Selling expenses were $0.62 million for the first half of fiscal year 2026, representing an increase of 50.21% from $0.41 million for the same period of last year. The increase was mainly due to (i) an increase of approximately $0.10 million in salaries and benefits, primarily due to higher performance-based compensation for sales personnel as the Company’s revenue increased; (ii) an increase of approximately $0.02 million in business entertainment expenses, mainly due to increased customer visits and related business development activities; (iii) an increase of approximately $0.03 million in traveling expenses, primarily due to more frequent business trips by the Company’s sales personnel to support the expansion of the Company’s sales activities; and (iv) an increase of approximately $0.06 million in transportation expenses, mainly due to higher customer-related transportation costs associated with the increase in sales.

●	General and administrative expenses were $1.76 million for the first half of fiscal year 2026, representing a decrease of 34.42% from $2.68 million for the same period of last year. The decrease was mainly due to a decrease of approximately $1.63 million in share-based compensation expenses, primarily because equity incentives were granted to three key administrative employees during the first half of 2025, while no comparable grants were made during the first half of 2026.

●	Research and development expenses were $1.15 million for the first half of fiscal year 2026, representing an increase of 49.18% from $0.77 million for the same period of last year. The increase was primarily attributable to the expansion of the Company’s research and development team, with headcount increasing from 31 in June 2025 to 72 in June 2026, resulting in higher personnel costs. The Company also continued to invest in the development of industrial robots, which remained in the research, development and product validation stage during the period.

Net Income (Loss)

Net income was $1.01 million for the first half of fiscal year 2026, compared to a net loss of $1.98 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted earnings per share were $10.01 for the first half of fiscal year 2026, compared to basic and diluted loss per share of $427.48 for the same period of last year.

Financial Condition

As of June 30, 2026, the Company had cash and cash equivalents of $45.47 million, compared to $6.72 million as of December 31, 2025. The Company’s principal sources of liquidity during the six months ended June 30, 2026 were proceeds from its PIPE and ATM offerings, together with bank borrowings and other financing sources.

Net cash used in operating activities was $3.27 million for the first half of fiscal year 2026, compared to $2.94 million for the same period of last year.

Net cash used in investing activities was $14.88 million for the first half of fiscal year 2026, compared to $5.02 million for the same period of last year.

Net cash provided by financing activities was $56.25 million for the first half of fiscal year 2026, compared to $6.91 million for the same period of last year.

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Statements in this announcement with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “approximate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For investor and media inquiries, please contact:

INLIF LIMITED

Investor Relations Department
Email: ir@yiwate88.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2026	As of December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,465,962	$6,717,787
Short-term investments	3,000,000	—
Accounts receivable, net	8,842,220	5,906,938
Inventories	6,747,700	5,497,426
Prepayments and other current assets	235,803	96,086
Amounts due from related parties	58,224	12,656
TOTAL CURRENT ASSETS	$64,349,909	$18,230,893

NON-CURRENT ASSETS:
Property, plant, and equipment, net	$16,201,530	$4,248,793
Land-use rights, net	2,216,734	2,175,012
Intangible assets, net	38,781	40,315
Finance lease assets	49,301	76,535
Deferred tax assets	7,088	5,804
TOTAL NON-CURRENT ASSETS	$18,513,434	$6,546,459
TOTAL ASSETS	$82,863,343	$24,777,352

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$2,475,510	$3,286,866
Bank loans	6,969,090	4,618,839
Contract liabilities	211,465	8,674
Accrued expenses and other payables	695,873	347,598
Warranty liabilities	27,728	25,941
Income taxes payable	100,882	—
Amounts due to related parties	858,911	281,871
Current finance lease liabilities	45,342	57,326
TOTAL CURRENT LIABILITIES	$11,384,801	$8,627,115

NON-CURRENT LIABILITIES:
Finance lease liabilities	$—	$15,368
TOTAL NON-CURRENT LIABILITIES	$—	$15,368

TOTAL LIABILITIES	$11,384,801	$8,642,483

COMMITMENTS AND CONTINGENCIES (NOTE 22)

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, $0.32 par value, 1,046,875 shares authorized; 1,046,390 shares and 2,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively*	$334,845	$640
Class B Ordinary Share, $0.32 par value, 46,875 shares authorized; 3,908 shares issued and outstanding as of June 30, 2026 and December 31, 2025*	1,250	1,250
Additional paid-in capital	70,887,594	17,727,063
Statutory reserve	539,506	361,083
Retained earnings	(1,413,847)	(2,244,434)
Accumulated other comprehensive income	1,129,194	289,267
TOTAL SHAREHOLDERS’ EQUITY	$71,478,542	$16,134,869
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$82,863,343	$24,777,352

*	The shares are presented on a retrospective basis to give effect to the 1-for-200 share consolidation of the Company’s authorized and issued ordinary shares effective July 6, 2026, following the 1-for-16 share consolidation of the Company’s authorized and issued ordinary shares effective April 6, 2026.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2026	2025
Revenues	$12,942,657	$10,270,988
Cost of revenues	(8,290,252)	(8,473,079)
Gross profit	4,652,405	1,797,909

Operating expenses:
Selling expenses	(618,931)	(412,056)
General and administrative expenses	(1,759,047)	(2,682,433)
Research and development expenses	(1,149,759)	(770,713)
Total operating expenses	(3,527,737)	(3,865,202)
Operating income (loss)	1,124,668	(2,067,293)

Other income (expenses):
Interest income	12,389	135,574
Interest expenses	(63,367)	(94,780)
Other income, net	45,030	19,810
Other expense, net	(3,972)	(4,272)
Exchange gain	19,358	33,838
Total other income, net	9,438	90,170
Income (Loss) before income tax	1,134,106	(1,977,123)
Income tax (expenses) benefits	(125,096)	1,703
Net income (loss)	$1,009,010	$(1,975,420)

Comprehensive income (loss)
Net income (loss)	$1,009,010	$(1,975,420)
Foreign currency translation adjustments, net of tax	839,927	218,808
Comprehensive income (loss)	$1,848,937	$(1,756,612)

Earnings (Loss) per share, basic and diluted	$10.01	$(427.48)

Weighted average number of shares*	100,826	4,621

*	The shares are presented on a retrospective basis to reflect the 1-for-16 share consolidation effective April 6, 2026 and the subsequent 1-for-200 share consolidation effective July 6, 2026.

INLIF LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net income (loss)	$1,009,010	$(1,975,420)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Share-based compensation	—	1,764,000
Depreciation and amortization	175,074	141,432
Allowance for (reversal of) credit losses	20,500	(2,333)
Amortization of finance lease right of use assets	30,754	868
Deferred tax assets	(1,285)	(1,822)
Changes in operating assets and liabilities:
Accounts receivable	(2,955,782)	(3,299,235)
Inventories	(1,250,274)	1,637,759
Prepayments and other current assets	(139,718)	(78,431)
Accounts payable	(811,356)	(1,406,480)
Interest expense on finance lease liabilities	929	541
Contract liabilities	202,791	(1,712)
Accrued expenses and other payables	348,276	281,237
Warranty liabilities	1,787	14,478
Income taxes payable	100,882	(18,430)
Net cash used in operating activities	(3,268,412)	(2,943,548)

Cash flows from investing activities:
Purchase of property, plant, and equipment	(11,837,047)	(618,796)
Purchases of short-term investments	(3,000,000)	—
Loans to related parties	(45,568)	(1,070)
Loan to a third party	—	(4,400,000)
Net cash used in investing activities	(14,882,615)	(5,019,866)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	—	7,060,133
Net proceeds from PIPE offering	32,344,244	—
Net proceeds from ATM offering	21,150,492	—
Principal payments on finance lease liabilities	(31,449)	(10,741)
Proceeds from short-term loans	4,715,034	3,196,717
Repayment of short-term loans	(2,506,375)	(3,336,311)
Amount financed from related parties	578,369	—
Amount repaid to related parties	(1,330)	—
Net cash provided by financing activities	56,248,985	6,909,798
Effect of exchange rate changes	650,217	301,762
Net increase (decrease) in cash	38,748,175	(751,854)
Cash and cash equivalents at beginning of the period	6,717,787	2,467,638
Cash and cash equivalents at end of the period	$45,465,962	$1,715,784

Supplemental disclosures of cash flows information:
Cash paid for income taxes	24,722	15,326
Cash paid for interest expense	64,168	94,780

Supplementary disclosure of non-cash information:
Right of use assets obtained in exchange for finance lease liabilities	—	112,071